# Nasdaq Regulation



**Eun Ah Choi**
Vice President
Listing Qualifications

August 25, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 25, 2021 The Nasdaq Stock Market (the "Exchange") received from Minority Equality Opportunities Acquisition Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each warrant exercisable for one share of
Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*